FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, May 18, 2005, Series 2005-AP2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

05056204

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: MAY 20, 2005

NOMURA ASSET ACCEPTANCE CORPORATION

By: [signature]

Name: N. Dante LaRocca

Title: Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Collateral Terms Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corporation,

Alternative Loan Trust, Series 2005-AP2

Issuer

Nomura Asset Acceptance Corporation

Depositor

The collateral information contained herein reflects the anticipated May 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different that shown below.

All Loans

	Loan Count	Current UPB	% of UPB	GWAC	FICO	LTV	TERM	AVG BAL	% IO	Full/Alt Doc	Lim./Red. Doc	Stated Doc	No Ratio	No Doc	% NY	% FLA	% CA
Investor Loans	455	76,075,276	27.6	7.339	693	76.36	349	167,198	20.1	20.4	31.2	10.2	24.2	14.0	27.9	11.9	4.2
2nd Homes	41	10,592,155	3.9	7.070	690	74.03	352	258,345	27.3	10.3	41.8	6.6	14.8	26.5	16.4	33.5	6.1
Loans > 900k	14	16,326,490	5.9	7.109	682	62.95	349	1,166,178	56.2	25.0	37.8	12.2	-	25.0	24.1	6.4	24.6

Series 8 ________

Series 24 ________

Pg 1 of 6

NAAC 2005-AP2

	Deal Name		Data
Collateral Characteristics	Pool Balance	$	275,267,676.84
	# of Loans	#	1225
	Avg Prin Balance	$	224,708.31
	WAC	%	7.123
	WA Net Rate	%	6.822
	WAM	#	347.76
	Seasoning	#	3.99
	Second Liens	%	0
	WA CLTV	%	83.34
	WA FICO	#	684.9
	Prepay Penalties	%	47.4
Arm Characteristics	WAC (Arms only)	%	0
	WAM (Arms only)	#	0
	WA Margin	%	0
	WA Initial Cap	%	0
	WA Periodic Cap	%	0
	WA Cap	%	0
	WA Months to Roll	#	0
Loan Type	Fixed	%	100
	Balloons	%	0
	2/28 Arms	%	0
	3/27 Arms	%	0
	Other Hybrid Arms	%	0
Index	1-Month LIBOR	%	0
	6-Month LIBOR	%	0
	Other Index	%	0
Loan Purpose	Purchase	%	59.44
	Cash-Out Refi	%	33.60
	Rate-Term Refi	%	6.96
	Debt Consolidation	%	-
Occupancy Status	Owner	%	68.52
	Second Home	%	3.85
	Investor	%	27.64
Property Type	Single Family	%	48.03
	2-4 Family	%	29.15
	PUD	%	16.92
	MH	%	-
	Co-op	%	0.22
	Townhouse	%	0.04
	Condo	%	5.65
Doc Type	Full Doc/Alt	%	16.16
	Stated Doc	%	8.63
	Limited/Reduced Doc	%	35.18
	No Ratio	%	17.34
	No Doc	%	22.69
MI Data	MI Flag	Y/N	Y
	% of Pool Covered	%	15.79
	Effective LTV	%	71.95
FICO Distribution	FICO <460	%	4.08
	FICO 460-479	%	-
	FICO 480-499	%	-
	FICO 500-519	%	-

Please populate column D (&E) with the corresponding pool characteristics in Column B.
- For values in currency format, omit $.
- For values in percentage format, provide data to 3 decimal places and omit %.
- For WAC Net Rate, subtract servicing fee, trustee fee, and initial MI fee.
- For MI Flag, Y or N.

Pg 2 of 6

	FICO 520-539	%	-	
	FICO 540-559	%	-	
	FICO 560-579	%	-	
	FICO 580-599	%	0.58	
	FICO 600-619	%	2.87	
	FICO 620-639	%	12.04	
	FICO 640-659	%	11.49	
	FICO 660-679	%	21.76	
	FICO 680-699	%	14.38	
	FICO 700-719	%	11.86	
	FICO 720-739	%	8.84	
	FICO 740-759	%	5.81	
	FICO >760	%	6.30	
LTV Distribution	LTV <20	%	0.50	
	LTV 20.01-30	%	0.30	
	LTV 30.01-40	%	1.92	
	LTV 40.01-50	%	1.67	
	LTV 50.01-60	%	4.71	
	LTV 60.01-70	%	16.40	
	LTV 70.01-80	%	57.76	
	LTV 80.01-90	%	5.78	
	LTV 90.01-100	%	10.96	
	LTV >100	%	-	
			Data	**Data**
Loan Balance Distribution	$ 0-25,000	# & %	0	-
	$ 25,001-50,000	# & %	54	0.81
	$ 50,001-75,000	# & %	107	2.40
	$ 75,001-100,000	# & %	126	4.04
	$ 100,001-150,000	# & %	255	11.51
	$ 150,001-200,000	# & %	182	11.48
	$ 200,001-250,000	# & %	119	9.78
	$ 250,001-300,000	# & %	100	10.01
	$ 300,001-350,000	# & %	72	8.57
	$ 350,001-400,000	# & %	59	8.06
	$ 400,001-450,000	# & %	38	5.86
	$ 450,001-500,000	# & %	26	4.50
	$ 500,001-550,000	# & %	15	2.89
	$ 550,001-600,000	# & %	17	3.57
	$ 600,001-650,000	# & %	18	4.15
	$ 650,001-700,000	# & %	3	0.75
	$ 700,001-750,000	# & %	7	1.86
	$ 750,001-800,000	# & %	8	2.27
	$ 800,001-850,000	# & %	1	0.30
	$ 850,001-900,000	# & %	4	1.27
	$ 900,001-950,000	# & %	1	0.33
	$ 950,001-1,000,000	# & %	6	2.14
	> $ 1,000,001	# & %	7	3.46
Geographic Distribution	AK	%	-	
	AL	%	0.28	
	AR	%	-	
	AZ	%	3.33	
	CA	%	10.04	

CO	%	1.57
CT	%	3.58
DC	%	0.54
DE	%	0.11
FL	%	13.05
GA	%	1.17
HI	%	0.66
IA	%	0.06
ID	%	-
IL	%	2.84
IN	%	0.24
KS	%	0.07
KY	%	0.27
LA	%	0.45
MA	%	7.91
MD	%	2.35
ME	%	0.38
MI	%	0.46
MN	%	1.34
MO	%	0.46
MS	%	0.18
MT	%	-
NC	%	1.09
ND	%	-
NE	%	0.02
NH	%	0.27
NJ	%	6.28
NM	%	0.19
NV	%	3.50
NY	%	25.60
OH	%	0.60
OK	%	0.03
OR	%	0.55
PA	%	2.65
RI	%	1.41
SC	%	0.14
SD	%	-
TN	%	0.24
TX	%	2.46
UT	%	0.63
VA	%	1.76
VT	%	0.09
WA	%	0.97
WI	%	0.17
WV	%	0.01
WY	%	-

NAAC 2005-AP2

Balance	# of loans	WAC	WA FICO	WA LTV	Owner Occ %	Cashout Refi%	Full Doc%
$600,000-650,000	18	7.135	687	76.00	3.0	0.7	0.2
$650,001-700,000	3	7.039	683	71.70	0.5	0.5	0.3
$700,001-750,000	7	7.226	675	74.39	1.3	0.5	0.3
$751,001-800,000	8	7.141	690	70.53	1.7	0.6	0.3
$800,001-850,000	1	8.125	626	80.00	0.3	0.3	-
$850,001-900,000	4	7.225	690	74.72	1.3	1.0	-
$900,001-950,000	1	6.000	649	6.50	-	0.3	-
$950,001-1,000,000	6	6.759	683	66.54	1.8	1.4	0.4
>$1,000,000	7	7.431	685	66.10	3.5	2.1	1.1

Please populate appropriate loan characteristics for each loan bucket.

NAAC 2005-AP2

Percentage by range

Loans without MI

FICOs

LTVs	<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
<20	-	-	-	0.05	0.35	-	0.10	-
20-30	-	-	-	-	0.10	0.08	0.12	-
30-40	-	-	-	0.07	0.29	0.97	0.35	0.25
40-50	0.07	-	-	0.06	0.31	0.56	0.55	0.12
50-60	0.13	-	-	0.05	1.45	2.71	0.26	0.12
60-70	0.70	-	-	0.42	2.71	7.66	4.44	0.48
70-80	3.11	-	-	0.18	13.48	21.83	12.74	6.41
80-90	-	-	-	-	0.12	0.24	0.09	0.05
90-100	-	-	-	-	0.23	0.01	0.21	-
>100	-	-	-	-	-	-	-	-

Please provide a breakdown of percentages for each cell of the matrix for loans that fall within the appropriate category brokendown between loans with MI and loans without MI as well as the loan count for each breakdown in the matrices below. The sum of the percentages for the with MI and without MI percentages should equal 100%. The sum of the loans in the matrices below should equal the number of loans in the pool. If FICO is not available for loan, default to <450 bucket. If deal does not have MI, provide data for the entire pool in the "Loans without MI" matrix.

Loans with MI

FICOs

LTVs	<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
<20	-	-	-	-	-	-	-	-
20-30	-	-	-	-	-	-	-	-
30-40	-	-	-	-	-	-	-	-
40-50	-	-	-	-	-	-	-	-
50-60	-	-	-	-	-	-	-	-
60-70	-	-	-	-	-	-	-	-
70-80	-	-	-	-	-	-	-	-
80-90	0.03	-	-	-	0.98	3.04	1.04	0.20
90-100	0.04	-	-	-	0.93	4.74	3.91	0.88
>100	-	-	-	-	-	-	-	-

Loan Count

Loans without MI

FICOs

LTVs	<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
<20	0	0	0	2	2	0	1	0
20-30	0	0	0	0	2	2	2	0
30-40	0	0	0	1	8	9	4	3
40-50	2	0	0	1	7	7	7	2
50-60	4	0	0	1	24	22	5	4
60-70	12	0	0	5	27	62	39	8
70-80	28	0	0	2	151	240	156	75
80-90	0	0	0	0	3	5	4	1
90-100	0	0	0	0	3	1	3	0
>100	0	0	0	0	0	0	0	0
#								

Loans with MI

FICOs

LTVs	<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
<20	0	0	0	0	0	0	0	0
20-30	0	0	0	0	0	0	0	0
30-40	0	0	0	0	0	0	0	0
40-50	0	0	0	0	0	0	0	0
50-60	0	0	0	0	0	0	0	0
60-70	0	0	0	0	0	0	0	0
70-80	0	0	0	0	0	0	0	0
80-90	2	0	0	0	11	52	29	7
90-100	1	0	0	0	12	78	64	22
>100	0	0	0	0	0	0	0	0